UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-42989

SMJ INTERNATIONAL HOLDINGS INC.

(Translation of registrant’s name into English)

31 Jurong Port Road

#02-20 Jurong Logistics Hub, Singapore 619115

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Information Contained in this Form 6-K Report

On July 28, 2026, SMJ International Holdings Inc. (“SMJ”) issued a press release announcing the filing of its Form 20-F for the fiscal year ended March 31, 2026. A copy of this press release is attached as Exhibit 99.1 to this Form 6-K.

The information in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Item 9.01 Financial Statements and Exhibits.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Press Release of SMJ International Holdings Inc. dated July 28, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2026	SMJ International Holdings Inc.

	By:	/s/ Ho Pei Yuen Rena
Ho Pei Yuen Rena
Chief Executive Officer and Executive Director

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